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PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ______________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES —————— BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON —————— BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI
REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)	January 15, 2020	SINGAPORE TOKYO TORONTO

VIA EDGAR

Ms. Christine Torney

Mr. Kevin Vaughn

Mr. Jeffrey Gabor

Ms. Christine Westbrook

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	I-Mab (CIK No. 0001778016)

Registration Statement on Form F-1 (File No. 333-234363)

Dear Ms. Torney, Mr. Vaughn, Mr. Gabor, and Ms. Westbrook:

On behalf of our client, I-Mab, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the Staff’s requests that were verbally communicated to the Company’s U.S. counsel on January 14, 2020.

For marketing purposes, an estimated initial public offering price range (the “IPO Price Range”) of US$12.00 per ADS (or US$5.22 per ordinary share) to US$15.00 per ADS (or US$6.52 per ordinary share), with a mid-point of US$13.50 per ADS (or US$5.87 per ordinary share) (the “IPO Mid-Point Price”), has been established and included in Amendment No. 2 to the Registration Statement containing the preliminary prospectus filed on January 3, 2020 (the “Revised Registration Statement”). The Company respectfully advises the Staff that this

Securities and Exchange Commission

January 15, 2020

range was estimated with reference to the valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions. The estimated price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the final offering price will fall within this estimated price range.

Summary of recent equity awards and issuance of Series C-1 convertible preferred shares

The estimated fair value per ordinary share of the stock option of the 2018 Employee Stock Option Plan (the “2018 Plan”) granted on July 25, 2019 (the grant date) was determined to be US$6.53 per ordinary share based on the valuation performed by an independent valuation firm using backsolve method by making reference to the Company’s latest financing transaction of Series C-1 convertible preferred shares, which is a commonly used valuation method introduced in the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

In addition, pursuant to the share purchase agreement (the “SPA”), dated July 25, 2019, among the Company and certain investors, the Company issued an aggregate of 3,857,143 Series C-1 convertible preferred shares at an issue price of US$7.0 per share in October and November 2019.

Difference between recent valuations leading up to the offering and estimated offering price

According to the Company’s independent valuation firm’s valuation model, assuming (i) a 95% likelihood of the Company’s initial public offering and (ii) no preferred rights (such as liquidation preference) to be associated with the ordinary shares upon the conversion of the Series C-1 convertible preferred shares immediately prior to the completion of the initial public offering of the Company, the fair value of ordinary shares as of July 25, 2019 was derived to be US$6.53 per share, representing an approximately 6.7% discount to the issue price of Series C-1 convertible preferred shares. The difference between the IPO Mid-Point Price and the fair value of the ordinary shares under the valuation model is approximately US$0.66 per share, representing a 10% decrease from July 25, 2019. Furthermore, the difference between the fair value per ordinary share as of July 25, 2019 and the high end of the IPO Price Range is approximately US$0.01 or approximately 0%.

The IPO Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the IPO Price Range were the following: (a) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of

Securities and Exchange Commission

January 15, 2020

comparable companies; (b) the Company’s financial condition and prospects; (c) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (d) recent performance of initial public offerings of companies in the sector; and (e) input received from the lead underwriters, including discussions that took place with senior management of the Company and the Company’s board of directors.

Accordingly, the Company considers that the difference between the fair value of ordinary share per share in July 2019 and the IPO Price Range disclosed in the Registration Statement is not unreasonable.

*            *             *

Securities and Exchange Commission

January 15, 2020

If you have any questions regarding the foregoing matters, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com or Jane Kong, the partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-2648 or by email at jane.kong@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jingwu Zhang Zang, Director, I-Mab

Jielun Zhu, Director and Chief Financial Officer, I-Mab

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP